
06016271

Saputo

Isabelle Viger ☎ 514-328-3382
Fax: 514-328-3322
Courriel/E-mail : isabelle.viger@saputo.com


SEC MAIL
RECEIVED
PROCESSING
AUG 2 2 2006
WASH., D.C.
213
SECTION

August 14th, 2006

United States Security and Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

PROCESSED
AUG 2 4 2006
THOMSON FINANCIAL

SUPPL

Attention : Public Reference Room

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our first quarter interim report which ended June 30, 2006, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

Yours truly,

Isabelle Viger,
Vice President, Legal Affairs

IV/fm
Encl.



FISCAL 2007



1 First Quarter

Message to Shareholders

We are presenting the results for the first quarter of fiscal 2007, which ended on June 30, 2006.

Net earnings closed at $53.3 million, a $0.9 million decrease compared to the $54.2 million for the same quarter last year. During the quarter, the Company benefited from a one-time tax reduction to adjust future tax balances, due to a reduction in Canadian federal tax rates, thus increasing net earnings by approximately $4 million.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]) amounted to $93.1 million, a reduction of $3.6 million from the $96.7 million for the corresponding quarter in fiscal 2006. The decrease is attributed to our US Dairy Products Sector. The EBITDA of our US Dairy Products Sector decreased by $10.6 million in comparison to the same quarter last year, due mainly to a lower average block market[2] per pound of cheese, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material, the appreciation of the Canadian dollar, and rationalization charges for the closure of our facility in Peru, Indiana. The EBITDA of our Canadian and Other Dairy Products Sector increased by $5.7 million compared to the same period last year, due mainly to savings from increased efficiencies derived from rationalization activities undertaken in prior years in our Canadian operations. Increased revenues from all divisions within this sector also generated additional EBITDA. The EBITDA from our Grocery Products Sector increased by $1.3 million compared to the first quarter of fiscal 2006, due mainly to a reduction in expenses related to our three-year investment program.

Revenues for the quarter ended June 30, 2006 totalled $981.1 million, a $25.6 million decrease in comparison to the $1.007 billion for the same period last year. The reduction is attributed to our US Dairy Products Sector, whose revenues decreased by approximately $73 million. A lower average block market per pound of cheese and the continued appreciation of the Canadian dollar were the main factors causing the decrease. Revenues from our Canadian and Other Dairy Products Sector increased by approximately $45 million compared to the same period last year, due to sales volume increases and higher selling prices in all divisions within this sector, along with the inclusion of our German operation, acquired on April 13, 2006. These increases offset the negative effect of the appreciation of the Canadian dollar on the revenues from our Argentinean operation. Revenues from our Grocery Products Sector increased by approximately $2 million compared to the same period last year, due mainly to co-packing agreements for the manufacturing of products for the US market.

---

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.
[2] **"Average block market"** is the average daily price of a 40 pound block of Cheddar traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

On April 13, 2006, the Company completed the acquisition of the activities of Spezialitäten-Käserei De Lucia Gmbh, a cheese manufacturer operating in Germany. The Company also completed, on July 28, 2006 the acquisition of the activities of Boulangerie Rondeau Inc. and Biscuits Rondeau Inc. ("Rondeau"), a fresh tarts and fresh cookies manufacturer and distributor operating mainly in the province of Quebec. Finally, the Company announced the closure of its cheese manufacturing facility in Peru, Indiana, United States. The plant ceased to operate on May 15, 2006.

Outlook[3]

In the Dairy Products Division (Canada), we continue the integration of the activities of our two former Milk and Cheese Divisions to explore synergies that could still exist in logistics and distribution. Furthermore, the Specialty Cheese Group's strategic plan to maximize on consumers' enthusiasm for these products is already yielding positive results and has enabled us to distinguish ourselves, as well as to seize opportunities linked to this growing category. Sales volume increases should stem from innovations and the enhancement of our product sub-categories. Moreover, we will continue to seek new ways to improve our operational efficiencies with the objective of increasing our profitability. In that regard, we have essentially completed the closure of our plant in Harrowsmith, Ontario, on July 21, 2006.

In Argentina, we have already started to take advantage of the opportunities that exist on the national and international markets by increasing our revenues. We have also introduced two new flavours in the *La Paulina* spreadable cheese line intended for the local market. However, as was the case in the previous quarters, we continue to be negatively affected by changes in the export tax. The Argentinean government is currently reviewing its position with regard to this tax.

In Germany, the integration of the activities of Spezialitäten-Käserei De Lucia GmbH, acquired on April 13, 2006 is progressing and we are satisfied with the results obtained thus far.

In the United States, we have taken part in the public hearings held in January 2006 by the US Department of Agriculture (USDA) and in June 2006 by the California Department of Food and Agriculture (CDFA) to examine the possible revision in the formulas that determine the manufacturing milk price. The USDA announced on June 27, 2006 that it would reopen those hearings. On July 21, 2006, the CDFA announced its decision relative to the hearings conducted in June 2006 and proposed to reduce the California class 4b price by slightly more than US$0.40 per hundredweight which should represent an annual benefit of approximately $5 million on the Company's EBITDA. This decision should be in effect on October 1, 2006. As we have previously indicated, we have implemented various measures aimed at mitigating the impact of the uncontrollable aspects of our production. We will continue to evaluate our pricing policies and review each of our product's potential to generate an acceptable return, in order not to sacrifice profitability for the sake of volume.

To ensure the growth and success of the Bakery Division, the Company continues with its $10 million investment program, which is geared towards the development and redeployment of the division's brands. In addition, the acquisition of Rondeau will enable the diversification of our product offerings and complement our fresh products portfolio. During the next quarters, we will pursue our objective of gaining market share by being innovative in order to offer new products that address consumers' health concerns. To that end, we are proud to have already converted almost 75% of our products into either trans-fat-reduced or trans-fat-free products and we will continue on that path.

Finally, we are always seeking acquisition opportunities in order to increase the value of the Company for our shareholders. We will continue to apply the same disciplined and strategic approach as we have done in the past with regard to acquisitions.

---

[3] We refer you to the cautionary statement regarding forward-looking information set forth below under "Management's Analysis."

Dividends

The Board of Directors revised its policy and raised Company dividends. The quarterly dividend will therefore rise to $0.20 per share from $0.18 per share, for a total of $0.80 per share annually, representing an 11.1% increase. This dividend will become effective for the dividend payment of September 15, 2006 to shareholders of record on September 4, 2006.

Management's analysis

The goal of this management report is to analyze the results of and the financial position for the quarter ended June 30, 2006. It should be read in conjunction with our audited consolidated financial statements and accompanying notes, which are prepared in accordance with Canadian generally accepted accounting principles, for the fiscal year ended March 31, 2006, as well as the Company's management report for the same period. All dollar amounts are in Canadian dollars unless otherwise indicated. This report takes into account material elements between June 30, 2006 and August 2, 2006, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). Additional information about the Company, including the Annual Information Form for the year ended March 31, 2006, can be obtained on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report, including the "Outlook" section, contains forward-looking information within the meaning of securities laws. These statements are based on our current assumptions, expectations and estimates, regarding projected revenues and expenses, the Canadian, US, Argentinean and German economic environment, our ability to attract and retain clients and consumers, our operating costs and raw materials and energy supplies which are subject to a number of risks and uncertainties. Actual results could differ materially from the conclusion, forecast or projection stated in such forward-looking information. As a result, we cannot guarantee that any forward-looking statements will materialize. Assumptions, expectations and estimates made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and in our most recently filed annual report which is available on SEDAR at www.sedar.com. Forward-looking information contained in this report including the "Outlook" section, is based on management's current estimates, expectations and assumptions, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

Operating Results

Consolidated revenues for the quarter ended June 30, 2006 totalled $981.1 million, a decrease of $25.6 million or 2.5% compared to the $1.007 billion for the same quarter last year. Revenues from our US Dairy Products Sector decreased by approximately $73 million. A lower average block market per pound of cheese of US$1.18 compared to US$1.52 for the same quarter last year, along with the appreciation of the Canadian dollar were the major factors negatively affecting the revenues of the US Dairy Products Sector. Revenues from our Canadian and Other Dairy Products Sector increased by approximately $45 million compared to the same quarter last year. This increase is attributed to higher selling prices in both our Canadian and our Argentinean operations, sales volume increases in all divisions within the Sector, and the inclusion of our German operation, acquired on April 13, 2006. These factors offset the negative effects of the appreciation of the Canadian dollar on our Argentinean revenues. Revenues from our Grocery Products Sector increased by approximately $2 million compared to the corresponding period last year. This increase is essentially attributed to co-packing agreements for the manufacturing of products for the US market.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA) for the first quarter of fiscal 2007 totalled $93.1 million, a $3.6 million or 3.7% decrease compared to the $96.7 million for the first quarter of fiscal 2006. The decrease is attributed to our US Dairy Products Sector, whose EBITDA decreased by approximately $11 million. A lower average block market per pound of cheese, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material, the appreciation of the Canadian dollar, and rationalization charges incurred for the closure of our Peru, Indiana facility, negatively affected EBITDA. Our Canadian and Other Dairy Products Sector EBITDA increased by approximately $6 million compared to the same period last year. Savings derived from rationalization activities undertaken in the prior years in our Canadian operations and increased revenues from all divisions within the Sector were the major factors explaining the EBITDA increase. EBITDA from our Argentinean operation was negatively affected compared to the same period last year by the appreciation of the Canadian dollar and changes in the export tax rate that was lower in the first quarter of fiscal 2006. The EBITDA of our Grocery Products Sector increased by approximately $1 million compared to the same quarter last year. This increase is attributed to lower marketing expenditures, consistent with the reduction of our three-year investment program announced in our fiscal 2006 annual report. All sectors within the Company continued to be affected by increased costs, such as energy, packaging, ingredients and labour, in comparison to the same period last year.

Other Consolidated Results Items

Depreciation expense for the quarter ended June 30, 2006 totalled $18.1 million, relatively stable compared to the $17.9 million for the corresponding quarter last fiscal year. Increased depreciation due to capital investments undertaken in prior years in our Canadian and Other Dairy Products Sector was offset by the appreciation of the Canadian dollar, which effectively reduced depreciation from our US and Argentinean operations.

Net interest expense amounted to $5.0 million for the first quarter of fiscal 2007, compared to $6.3 million for the first quarter of fiscal 2006. The decrease is attributed to the appreciation of the Canadian dollar, which reduced the interest expense on our US dollar debt, and additional interest revenue generated from excess cash on hand.

Income taxes for the quarter ended June 30, 2006 totalled $16.6 million for an effective tax rate of 23.8%, compared to an effective tax rate of 25.3% for the same quarter last fiscal year. During the quarter, the Company benefited from a one-time tax reduction of approximately $4 million to adjust future tax balances, due to a reduction in Canadian federal tax rates. Our income tax rate varies and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates. During the quarter, a proposed change with retroactive effect to a provincial tax legislation was effectively enacted. A tax assessment for an amount of approximately $12 million was issued as a result of the enactment. The Company has legal basis to believe that it will not have to pay such tax assessment. Therefore, no amount relating to this assessment has been included in the June 30, 2006 quarterly financial statements.

Net earnings reached $53.3 million for the first quarter of fiscal 2007, down $0.9 million as compared to the same quarter last year. This reflects the various factors analyzed above.

Cash and Financial Resources

Over the first quarter of fiscal 2007, **cash generated by operating activities before changes in non-cash working capital** amounted to $68.0 million, compared to $73.4 million for the same period last year. The decrease is mainly attributed to lower operating earnings in the current quarter compared to the same quarter last year. Non-cash working capital items generated $1.0 million for the quarter ended June 30, 2006, compared to a usage of $12.9 million for the corresponding quarter last fiscal year. The difference is attributed mainly to decreased inventories in our Canadian cheese operations offset by higher income tax instalments paid in the first quarter of fiscal 2007 in comparison to the first quarter of fiscal 2006.

Investment activities used $7.6 million for the acquisition of the activities of Spezialitäten-Käserei De Lucia Gmbh, completed on April 13, 2006. The Company added $17.6 million in fixed assets during the quarter.

Financing activities for the first quarter of fiscal 2007 consisted of a decrease in bank loans of $3.0 million, the issuance of shares for a cash consideration of $4.9 million, as part of the Stock Option Plan, and the purchase of share capital totalling $24.5 million in accordance with the normal course issuer bid.

As at June 30, 2006, working capital stood at $420.8 million, relatively stable compared to $423.6 million as at March 31, 2006.

As at June 30, 2006, our debt-to-equity ratio improved to 0.15, from the 0.17 as at March 31, 2006.

The Company currently has available bank credit facilities of approximately $325 million, $38.8 million of which are drawn, essentially for its Argentinean operations. The Company also has $109.9 million of cash and cash equivalents. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

With regard to balance sheet items as at June 30, 2006 that varied compared to those as at March 31, 2006, we should note that the variation in most items is principally due to the acquisition of the activities of Spezialitäten-Käserei De Lucia Gmbh, completed on April 13, 2006, and the continued appreciation of the Canadian dollar. From an operational perspective, inventories decreased by approximately $20 million principally related to our Canadian cheese operations due to higher by-product sales and increased cheese sales volume in comparison to the fourth quarter of fiscal 2006. The Company's total assets stood at $2.236 billion as at June 30, 2006, compared to $2.254 billion as at March 31, 2006.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each class must be determined at the time of their creation.

	Authorized	Issued as at June 30, 2006	Issued as at July 21, 2006
Common shares	Unlimited	103,658,085	103,664,156
Preferred shares	Unlimited	None	None
Stock options		5,719,881	5,709,791

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates, as well as risks and uncertainties, we encourage you to consult the comments provided in the 2006 annual report on pages 30 to 35 of the management's analysis, since there were no notable changes during the first quarter of fiscal 2007.

Information by Sector

Canadian and Other Dairy Products Sector
This sector consists of our Dairy Products Division (Canada), our Dairy Products Division (Argentina), as well as our Dairy Products Division (Germany), acquired on April 13, 2006.

For the quarter ended June 30, 2006, revenues from the Canadian and Other Dairy Products Sector amounted to $698.1 million, an increase of $45.3 million in comparison to the $652.8 million for the same period last year. Increased selling prices in both our Canadian and Argentinean operations, in accordance with the rise of the cost of milk as raw material, accounted for approximately $18 million. The inclusion of Fromage Côté for a whole quarter in comparison to only 11 weeks in the corresponding period last year, higher by-product sales volume in our Canadian operation, and higher sales volumes in both our Canadian fluid milk activities and Argentinean activities also contributed to the increased revenues in the Canadian and Other Dairy Products Sector. However, the appreciation of the Canadian dollar partly decreased the additional revenues from our Argentinean operation. Our Canadian fluid milk activities enjoyed volume growth in almost all categories, but more predominately in fluid milk, flavoured milks, creams and butter. As for our Canadian cheese activities, sales volume has remained relatively stable in comparison to the first quarter of fiscal 2006. Volume growth in our Argentinean operation was mainly attributed to increased export sales.

As far as our newly acquired Dairy Products Division (Germany), revenues were consistent with pre-acquisition annualized revenues.

For the quarter ended June 30, 2006, EBITDA for the Canadian and Other Dairy Products Sector totalled $71.5 million, an increase of $5.7 million or 8.7% compared to the $65.8 million for the corresponding quarter last year. The EBITDA margin increased to 10.2% this year compared to 10.1% last year.

Our Dairy Products Division (Canada) had a strong performance this quarter in comparison to the same quarter last year. The increase in EBITDA was derived from the following elements: the benefit of rationalization activities completed in prior years, better efficiencies generated in our operations, increased revenues from our Canadian fluid milk activities, along with the benefits generated by our newly formed Speciality Cheese Group. During the first quarter of fiscal 2007, the by-product market price negatively impacted EBITDA by approximately $1 million. For the same period last year, rationalization charges of $1 million were incurred.

Our Dairy Products Division (Argentina) EBITDA continues to show a steady progression, due principally to increased revenues and the benefits derived from capital investments completed in prior years. These factors offset the erosion of EBITDA caused by the appreciation of the Canadian dollar, along with the changes in the export tax rate that was lower in the first quarter of fiscal 2006.

Our German operations had a minimal effect on our EBITDA.

US Dairy Products Sector

Revenues for the US Dairy Products Sector totalled $242.5 million for the quarter ended June 30, 2006, representing a $72.7 million or 23.1% decrease from the $315.2 million posted for the same period one year earlier. The main reason for this decrease in revenues is that the average block market per pound of cheese in the first quarter was US$0.34 lower compared to the same period last year, trimming revenues by approximately $44 million. The appreciation of the Canadian dollar eroded approximately $26 million in revenues. Our sales volume for the quarter was relatively stable compared to the same quarter last year. The retail segment showed a slight increase over last year due mainly to the acquisition of Schneider Cheese, Inc. acquired on May 27, 2005, which included a full quarter this fiscal year compared to only five weeks in the corresponding quarter last year. The foodservice segment enjoyed a moderate increase in sales volume due to higher sales to existing customers. The industrial segment offset these volume increases, due mainly to the closure of our Peru, Indiana facility. Promotional efforts continued in this quarter supporting our retail brands, as well as advertising in major food service magazines with the theme "I built my business with Saputo cheese."

For the quarter ended June 30, 2006, EBITDA totalled $14.7 million, resulting in a $10.6 million or 41.9% decrease compared to $25.3 million for the same period last year. During the first quarter of fiscal 2007, the average block market per pound of cheese was US$0.34 lower compared to the same period last year, creating a negative effect on the absorption of fixed costs. A higher average whey market in the first quarter of fiscal 2007 pushed relative milk prices higher. This led to a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material. The declining markets also created an unfavourable impact on the realization of inventories to a lesser degree in the current quarter compared to the same period last year. The average block market per pound of cheese in the first quarter of last year had declined by US$0.49 compared to a decrease of US$0.34 for the first quarter of the current fiscal year. These combined factors had a negative impact of approximately $6 million on EBITDA. Rationalization costs for the closure of our Peru, Indiana facility amounted to $1.3 million. The appreciation of the Canadian dollar eroded approximately $1.5 million in EBITDA, while increased fuel and ingredient costs resulted in approximately $1.4 million of additional expenses.

Grocery Products Sector

Revenues for the quarter ended June 30, 2006 from our Grocery Products Sector totalled $40.5 million, a $1.8 million increase as compared to the corresponding quarter last year. The increase comes primarily from a greater penetration of the US market in relation with our co-packing agreements. Our sales volume in Canada was flat in comparison to the same period last year as we maintained the same pricing strategy, implemented last fiscal year, regarding the reduction and the frequency of rebates. Nevertheless, the division slightly increased its market share in the first quarter of fiscal 2007, despite increased competition. During the quarter, we introduced six new products, two of which are related to our new *Hop&Go!* Multigrain line of products. We also revamped the packaging of some of our existing products.

EBITDA for the quarter ended June 30, 2006 from the Grocery Products Sector stood at $6.9 million, an increase of $1.3 million compared to the same quarter last year. EBITDA margin went from 14.4% for the first quarter of fiscal 2006 to 16.9% for the first quarter of fiscal 2007. As announced in the fiscal 2006 annual report, we reduced our three-year investment program related to our *Hop&Go!* brand from $20 million to $10 million. Accordingly, we spent $1.2 million less in the first quarter of fiscal 2007 on marketing expenditures in comparison to the first quarter of fiscal 2006. During the first quarter of fiscal 2007, the division incurred additional expenses in raw material, mostly ingredients, of approximately $0.5 million.



Lino Saputo
Chairman of the Board



Lino Saputo, Jr.
President and
Chief Executive Officer

August 2, 2006

NOTICE
The consolidated financial statements of Saputo Inc. for the three-month periods ended June 30, 2006 and 2005 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of dollars, except per share amounts)
(unaudited)

	For the three-month periods ended June 30	
	2006	2005
Revenues	**$ 981,142**	$ 1,006,708
Cost of sales, selling and administrative expenses	**888,065**	910,034
Earnings before interest, depreciation and income taxes	**93,077**	96,674
Depreciation of fixed assets	**18,129**	17,904
Operating income	**74,948**	78,770
Interest on long-term debt	**5,586**	6,344
Other interest, net	**(545)**	(1)
Earnings before income taxes	**69,907**	72,427
Income taxes	**16,643**	18,273
Net earnings	**$ 53,264**	$ 54,154
Earnings per share (Note 6)		
Net earnings		
Basic	**$ 0.51**	$ 0.52
Diluted	**$ 0.51**	$ 0.51

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended June 30	
	2006	2005
Retained earnings, beginning of period	**$ 971,131**	$ 884,054
Net earnings	**53,264**	54,154
Dividends	**(18,659)**	(15,727)
Excess of purchase price of share capital over carrying value	**(21,172)**	-
Retained earnings, end of period	**$ 984,564**	$ 922,481

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended June 30	
	2006	2005
Revenues		
Dairy Products		
Canada and Other	**$ 698,084**	$ 652,801
United States	**242,534**	315,176
	940,618	967,977
Grocery Products	**40,524**	38,731
	$ 981,142	$ 1,006,708
Earnings before interest, depreciation and income taxes		
Dairy Products		
Canada and Other	**$ 71,463**	$ 65,768
United States	**14,754**	25,347
	86,217	91,115
Grocery Products	**6,860**	5,559
	$ 93,077	$ 96,674
Depreciation of fixed assets		
Dairy Products		
Canada and Other	**$ 9,097**	$ 8,686
United States	**7,458**	7,780
	16,555	16,466
Grocery Products	**1,574**	1,438
	$ 18,129	$ 17,904
Operating income		
Dairy Products		
Canada and Other	**$ 62,366**	$ 57,082
United States	**7,296**	17,567
	69,662	74,649
Grocery Products	**5,286**	4,121
	$ 74,948	$ 78,770
Interest	**5,041**	6,343
Earnings before income taxes	**69,907**	72,427
Income taxes	**16,643**	18,273
Net earnings	**$ 53,264**	$ 54,154

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended June 30	
	2006	2005
Cash flows related to the following activities:		
Operating		
Net earnings	**$ 53,264**	$ 54,154
Items not affecting cash		
Stock based compensation	**2,035**	1,982
Depreciation of fixed assets	**18,129**	17,904
(Gain) loss on disposal of fixed assets	**(16)**	5
Future income taxes	**(4,986)**	778
Funding of employee plans in excess of costs	**(409)**	(1,433)
	68,017	73,390
Changes in non-cash operating working capital items	**951**	(12,866)
	68,968	60,524
Investing		
Business acquisitions (Note 9)	**(7,613)**	(83,527)
Additions to fixed assets	**(17,642)**	(14,621)
Proceeds on disposals of fixed assets	**31**	89
Other assets	**(1,712)**	328
	(26,936)	(97,731)
Financing		
Bank loans	**(3,000)**	1,506
Issuance of share capital	**4,927**	8,327
Repurchase of share capital	**(24,491)**	-
	(22,564)	9,833
Increase (decrease) in cash and cash equivalents	**19,468**	(27,374)
Effect of exchange rate changes on cash and cash equivalents	**(1,118)**	1,362
Cash and cash equivalents, beginning of period	**91,533**	41,477
Cash and cash equivalents, end of period	**$ 109,883**	$ 15,465
Supplemental information		
Interest paid	**$ 9,493**	$ 12,695
Income taxes paid	**$ 20,747**	$ 6,223

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	June 30, 2006 *(unaudited)*	March 31, 2006 *(audited)*
ASSETS		
Current assets		
Cash and cash equivalents	**$ 109,883**	$ 91,533
Receivables	**309,689**	302,112
Inventories	**433,401**	453,414
Income taxes	**6,443**	6,736
Future income taxes	**11,561**	12,098
Prepaid expenses and other assets	**21,050**	25,979
	892,027	891,872
Portfolio investment	**42,991**	42,991
Fixed assets (Note 3)	**667,397**	674,695
Goodwill	**534,818**	544,472
Trademarks	**29,577**	30,589
Other assets (Note 4)	**68,046**	67,664
Future income taxes	**1,558**	1,650
	$ 2,236,414	$ 2,253,933
LIABILITIES		
Current liabilities		
Bank loans	**$ 38,824**	$ 41,541
Accounts payable and accrued liabilities	**306,232**	318,239
Dividends payable	**18,659**	-
Income taxes	**73,615**	73,087
Future income taxes	**364**	369
Current portion of long-term debt	**33,486**	35,013
	471,180	468,249
Long-term debt	**245,622**	256,833
Other liabilities	**15,893**	16,623
Future income taxes	**102,115**	109,685
	834,810	851,390
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**496,669**	494,250
Contributed surplus (Note 8)	**15,652**	14,428
Retained earnings	**984,564**	971,131
Foreign currency translation adjustment	**(95,281)**	(77,266)
	1,401,604	1,402,543
	$ 2,236,414	$ 2,253,933

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of dollars except information on options)
(unaudited)

1 - Accounting Policies
The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2006.

2 - Foreign Currency Translation
The balance sheet accounts of the self-sustaining companies operating in the United States, Argentina and Germany are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States, Argentina and Germany. The change in the foreign currency translation account for the period principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the balance sheet date for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	For the three-month periods ended June 30	
	2006	2005
Foreign exchange gain	**$ 201**	$ 420

3 - Fixed Assets

	June 30, 2006			March 31, 2006		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
Land	**$ 27,662**	**$ -**	**$ 27,662**	$ 27,084	$ -	$ 27,084
Buildings	**261,173**	**64,598**	**196,575**	249,980	57,799	192,181
Furniture, machinery and equipment	**772,954**	**342,637**	**430,317**	777,635	335,428	442,207
Rolling stock	**13,337**	**6,834**	**6,503**	12,314	6,323	5,991
Held for sale	**6,340**	**-**	**6,340**	7,232	-	7,232
	$ 1,081,466	**$ 414,069**	**$ 667,397**	$ 1,074,245	$ 399,550	$ 674,695

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian and US dairy products sector that will be disposed of as a result of certain plant closures.

The net book value of fixed assets under construction, that are not being amortized, amounts to $42,419,000 as at June 30, 2006 ($41,465,000 as at March 31, 2006).

4 - Other assets

	June 30, 2006	March 31, 2006
Net accrued pension plan asset	$ 51,591	$ 50,606
Taxes receivable	8,565	9,370
Other	7,890	7,688
	$ 68,046	$ 67,664

5 - Employee Pension and Other Benefit Plans

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three-month periods ended June 30 are as follows:

	For the three-month periods ended June 30	
	2006	2005
Pension plans	$ 4,848	$ 3,524
Other benefit plans	358	612
	$ 5,206	$ 4,136

6 - Earnings per Share

	For the three-month periods ended June 30	
	2006	2005
Net earnings	$ 53,264	$ 54,154
Weighted average number of common shares outstanding	104,194,477	104,645,179
Dilutive options	385,994	885,610
Dilutive number of common shares outstanding	104,580,471	105,530,789
Basic earnings per share	$ 0.51	$ 0.52
Diluted earnings per share	$ 0.51	$ 0.51

When calculating dilutive earnings per share, 883,381 options (nil in 2005) were excluded from the calculation because their exercise price is higher than the average market value.

Shares purchased during the period, under the normal course issuer bid, were excluded from the calculation of earnings per share as of the date of purchase.

7- Share Capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	June 30, 2006	March 31, 2006
Issued		
103,658,085 common shares (104,114,555 at March 31,2006)	**$ 496,669**	$ 494,250

238,030 common shares (413,644 in 2005) for an amount of $4,927,400 ($8,327,539 in 2005) were issued during the three-month period ended June 30, 2006 pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the period ended June 30, 2006, the amount transferred from contributed surplus was $811,000 ($1,177,000 in 2005).

Pursuant to the normal course issuer bid, which began on November 11, 2005, the Company may purchase for cancellation up to 5,256,369 common shares until November 10, 2006. During the period ended June 30, 2006, the Company purchased 694,500 common shares at prices ranging from $34.75 and $35.25 per share. The excess of the purchase price over the carrying value of the shares in the amount of $21,172,000 was charged to retained earnings.

Share option plan
The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the period end are as follows:

		June 30, 2006		March 31, 2006	
Granting period	Exercise price	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
1998	$ 8.50	**57,696**	**$ 8.50**	62,226	$ 8.50
1999	from $16.13 to $18.75	**84,340**	**$18.38**	95,236	$18.33
2000	$19.70	**165,175**	**$19.70**	179,238	$19.70
2001	$13.50	**379,339**	**$13.50**	410,797	$13.50
2002	from $19.00 to $23.00	**609,276**	**$19.11**	685,335	$19.10
2003	$30.35	**670,820**	**$30.35**	701,465	$30.35
2004	$22.50	**931,861**	**$22.50**	1,012,030	$22.50
2005	$33.05	**812,615**	**$33.05**	831,135	$33.05
2006	$36.15	**883,381**	**$36.15**	901,781	$36.15
Current	$32.70	**1,125,378**	**$32.70**	-	-
		5,719,881	**$27.79**	4,879,243	$26.35
Options exercisable at the end of the period		**2,773,426**	**$23.47**	2,077,799	$21.28

7- Share Capital (cont'd)

Changes in the number of options are as follows:

	June 30, 2006	
	Number of options	**Weighted average exercise price**
Balance at beginning of period	**4,879,243**	**$ 26.35**
Options granted	**1,141,225**	**$ 32.70**
Options exercised	**(238,030)**	**$ 20.70**
Options cancelled	**(62,557)**	**$ 31.73**
Balance at end of period	**5,719,881**	**$ 27.79**

The fair value of share purchase options granted was estimated at $8.90 per option, using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2006	March 31, 2006
Risk-free interest rate:	**4.2%**	4.0%
Expected life of options:	**5 years**	5 years
Volatility:	**31%**	31%
Dividend rate:	**2.45%**	2.0%

The exercise price of these options is $32.70, which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $2,035,000 ($1,802,000 after income taxes) relating to stock options was recorded in the statement of earnings for the three-month period ended June 30, 2006 and $1,982,000 ($1,792,000 after income taxes) was recorded for the three-month period ended June 30, 2005.

The effect of this expense on basic and diluted earnings per share was $0.02 for the three-month period ended June 30, 2006 and $0.02 for the three-month period ended June 30, 2005.

8 - Contributed Surplus

	June 30, 2006	Year ended March 31, 2006
Contributed surplus, beginning of period	**$ 14,428**	$ 8,095
Stock based compensation	**2,035**	8,196
Amount transferred to share capital	**(811)**	(1,863)
Contributed surplus, end of period	**$ 15,652**	$ 14,428

9 - Business Acquisition
On April 13, 2006 the Company acquired the activities of Spezialitäten-Käiserei De Lucia GmbH (a cheese manufacturer operating in Germany) for a cash consideration of $7,613,000, subject to adjustments. The preliminary purchase price is allocated to fixed assets. The final allocation of the purchase price will be completed in the current fiscal year.

10 – Subsequent Event
On July 28, 2006, the Company acquired the activities of Boulangerie Rondeau Inc and Biscuits Rondeau Inc (a fresh tarts and fresh cookies manufacturer and distributor operating mainly in the province of Quebec) for a cash consideration of $12,200,000, subject to adjustments. The preliminary purchase price is allocated as follows; working capital: $1,200,000, fixed assets: $4,374,000, and intangible assets: $6,626,000. The final allocation of the purchase price will be completed in the current fiscal year.

11 – Contingency
During the quarter, a proposed change with retroactive effect to a provincial tax legislation was effectively enacted. A tax assessment for an amount of approximately $12,000,000 was issued as a result of the enactment. The Company has legal basis to believe that it will not have to pay such tax assessment. Therefore, no amount relating to this assessment has been included in the June 30, 2006 quarterly financial statements.

12 - Comparative Figures
Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.